Exhibit 99.120

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

Energy Fuels Inc. Announces $5 Million Bought Deal Public Offering

September 24, 2013

Toronto, ON

Energy Fuels Inc. (the "Company") (TSX:EFR) is pleased to announce that it has entered into an agreement with Dundee Securities Ltd. (the “Lead Underwriter”) on behalf of a syndicate of underwriters (the “Underwriters”) under which the Underwriters have agreed to purchase, on a “bought deal” basis, 31,250,000 common shares of the Company (the “Shares”) at a price of $0.16 per Share for total gross proceeds of $5,000,000 (the “Offering”). The Underwriters have been granted an option to purchase up to an additional 15% of the Offering, exercisable in whole or in part at any time up to 30 days after the Closing Date (the “Option”).

The Offering is scheduled to close on or about October 16, 2013. The Offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approvals.

The net proceeds will be used for future exploration and development expenditures, future potential mineral property acquisitions, and for general corporate purposes.

The Shares will be offered by way of a short form prospectus to be filed in all of the provinces of Canada (other than the Province of Quebec) pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

This press release is not an offer or a solicitation of an offer of securities for sale in the United States. The Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About Energy Fuels Inc.

Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. The Company is also a significant producer of vanadium. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

Additional information about Energy Fuels Inc. is available by visiting Energy Fuels’ website at www.energyfuels.com or under its profile on SEDAR at www.sedar.com.

For further information, please contact:

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
investorinfo@energyfuels.com